LYNDEN ENERGY CORP.

888 Dunsmuir Street, Suite 1200

Vancouver, British Columbia V6C 3K4

(604) 629-2991

December 29, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Lynden Energy Corp.
Registration Statement on Form 10-12G
Filed October 29, 2014
File No. 0-55301

Ladies and Gentlemen:

Set forth below are the responses of Lynden Energy Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 1, 2014, with respect to the Registration Statement on Form 10-12G, File No. 0-55301, filed with the Commission on October 29, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement on Form 10-12G (“Amendment No. 1”) through EDGAR. For your convenience, we have hand-delivered three copies of this letter as well as three copies of Amendment No. 1 marked to show all revisions made since the initial submission of the Registration Statement.

For your convenience, each of our responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment No. 1.

Registration Statement on Form 10-12G

General

1.	Please be advised that your registration statement will automatically become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934.

RESPONSE: We acknowledge the Staff’s comment.

Glossary of Oil and Natural Gas Terms, page 2

2.	The disclosure relating to a definition of proved undeveloped reserves, which in-part states “proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production for the existing productive formation,” does not appear to be consistent with the current definition of undeveloped reserves contained in Rule 4-10(a)(31) of Regulation S-X. We also note your items (i) through (v) are part of a separate definition of proved reserves contained in Rule 4-10(a)(22) of Regulation S-X. Please refer to Rule 4-10(a) Regulation S-X and revise your disclosure accordingly.

RESPONSE: We have revised our disclosure accordingly. Please see the revised definition of “proved undeveloped reserves” on page 4 of Amendment No. 1.

Business, page 5

JOBS Act, page 6

3.	State your election under Section 107(b) of the JOBS Act, as follows:

•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

RESPONSE: We have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), and have included a statement stating our election and its irrevocability on page 6 of Amendment No. 1.

Properties, page 6

4.	Please clarify for us, and in your disclosure, the difference between the figures shown as “Net Acres” and the figures shown as “Lynden Net Acres” relating to your leases in West Texas.

RESPONSE: “Gross Acres,” as used in the chart on page 6, was originally intended to describe the total surface area of the land subject to lease, while “Net Acres,” as originally drafted, meant the total acres in which a working interest was owned and “Lynden Net Acres” meant Lynden’s percentage interest therein.

As such terms are confusing to the reader and are not aligned with the definitions we present on page 3 of the Registration Statement, we have revised our disclosure to delete the prior “Gross Acres” concept. We have re-labeled and defined “Net Acres” and “Lynden Net Acres” as “Gross Acres” and “Net Acres,” respectively, which corresponds with the definitions on page 3 of the Registration Statement. Please see page 6 of Amendment No. 1.

Vertical Well Development, page 7

5.	The disclosure relating to the producing gross and net Wolfberry wells shown as of December 31, 2013 does not appear to be the mathematical difference between the wells at September 30, 2013 and the wells at December 31, 2013 sold to Breitburn. Please advise or revise your disclosure.

RESPONSE: We have revised the chart on page 7 of Amendment No. 1 to more clearly show the number of wells producing as of the end of each quarter and to eliminate the column disclosing number of wells sold to Breitburn, which appears to be the source of confusion.

Summary Reserve Information, page 10

6.	We note your disclosure here, and on page 7, of Pre-Tax Present Value Discounted at 10%, or what is more commonly known as “PV10”. Please be advised that this disclosure is considered a non-GAAP financial measure. As such, you must provide all disclosures required by Item 10(e) of Regulation S-K.

RESPONSE: The Company has deleted all references to pre-tax present values discounted at 10% (“PV10”) in the Registration Statement on Form 10-12G and instead provides the GAAP financial measure “Standardized Measure.” Please note deletions on pages 7 and 10 and please see ‘Supplemental Information on Oil and Gas Exploration and Production Activities’ included in “Item 15. Financial Statements and Exhibits” on page 126 of Amendment No. 1 for a calculation of “Standardized Measure.”

7.	You disclose that the reserve information as of June 30, 2014, presented in summary form on page 10 and elsewhere on page 7, is based on a reserve report prepared by your independent consulting petroleum engineers, Cawley, Gillespie and Associates, Inc. However, there appears to be an inconsistency between the reserve figures disclosed in the Registration Statement on Form 10-12G and the comparable reserve figures disclosed in the report filed as Exhibit 99.1. We believe the information in the reserve report should correlate with the disclosure in your registration statement. Please modify your disclosures as necessary to resolve any inconsistencies or clarify the reasons for this apparent lack of correlation.

RESPONSE: We have revised the disclosure on page 10 to ensure that the reserve figures reflect the reserve figures filed as Exhibit 99.1. We have removed the reserve disclosure on page 7 as duplicative.

8.	We also note disclosure relating to an aggregation of proved plus probable reserves information in your Registration Statement on Form 10-12G and in Exhibit 99.1. Please revise your disclosures and obtain and file a revised reserves report to exclude the summation of proved plus probable reserves and pre-tax present values discounted at 10%. For additional guidance, refer to question 105.01 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013 available on our website at:

http://www.sec.govidivisions/comfin/guidance/oilandgasinteip.htm.

RESPONSE: We have deleted disclosure relating to the aggregation of proved and probable reserves in Amendment No. 1, and have replaced references to PV10 with the GAAP financial measure “Standardized Measure” (see our response to comment #6 above). Amendment No. 1 includes a revised reserves report as Exhibit 99.1 which excludes the summation of proved plus probable reserves and excludes PV10.

9.	Please expand your disclosure to provide a cautionary statement to prospective investors regarding the different levels of uncertainty relating to the estimates of proved and probable reserves and net present worth discounted at 10%. For example, your statement should indicate the reserves and net present worth discounted at 10% relating to the different categories of proved and probable have not been adjusted for risk due to their uncertainty of recovery and thus are not comparable and should not be summed into total amounts. Refer to the Item 1202(a)(5) of Regulation S-K.

RESPONSE: As described in our responses to comments #6 and 8 above, the Company has opted to delete references to PV10 in Amendment No. 1. The Company has included an enhanced cautionary statement to prospective investors regarding the different levels of uncertainty relating to the estimates of proved and probable reserves on pages 30 and 31 of Amendment No. 1.

Proved Undeveloped Reserves, page 10

10.	You disclose that you converted approximately 1,352 MBoe of proved undeveloped reserves to proved developed reserves during the year ending June 30, 2014. However, this reduction in the starting amount of proved undeveloped reserves, due to reclassifying these volumes to developed, does not reconcile with our estimate of an overall increase in proved undeveloped reserves during the period of approximately 590.9 MBoe. Please expand your disclosure to provide a prospective investor with sufficient detail to reconcile the overall change in net reserves relating to such causes as revisions of previous estimates, extensions and discoveries, purchases and sales, in addition to those quantities converted to developed during the period. Please refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

RESPONSE: We have provided additional disclosure detailing the change in reserves during the year ending June 30, 2014. Please see the added disclosure on pages 10 and 11 and also see the section entitled ‘Supplemental Information on Oil and Gas Exploration and Production Activities’ included in “Item 15. Financial Statements and Exhibits” on page 126 of Amendment No. 1.

11.	Please tell us the extent to which any of your proved undeveloped reserves will not be developed within five years of your initial disclosure of these reserves.

Also, please clarify your disclosure in this regard, and if applicable, provide an explanation for the specific circumstances for any material amounts of proved undeveloped reserves that remain undeveloped for five years or more after initial disclosure. Please refer to the disclosure requirements under Item 1203(d) of Regulation S-K and question 131.03 in the Compliance and Disclosure Interpretations (C&DIs).

RESPONSE: Pursuant to the Company’s current drilling plan, all of our proved undeveloped reserves will be developed within five years of disclosure in our Registration Statement on Form 10-12G. We have included additional disclosure to this effect on page 11 of Amendment No. 1.

Reserve Estimation Procedures and Audits, page 11

12.	You disclose that reserve information provided as of June 30, 2013 is based on a report prepared by Cawley, Gillespie and Associates, Inc. Please obtain and file the referenced report as an exhibit to your Registration Statement on Form 10-12G. Refer to the disclosure requirements under Item 1202(a)(8) of Regulation S-K.

RESPONSE: We have filed a reserves report prepared by Cawley, Gillespie and Associates, Inc. containing reserve information as of June 30, 2013 as Exhibit 99.2 to Amendment No. 1.

13.	Please expand the disclosure relating to internal controls to provide the qualifications of the technical person within your company primarily responsible for overseeing the preparation of the reserves estimates disclosed in your Registration Statement on Form 10-12G. Refer to the disclosure requirements set forth in Item 1202(a)(7) of Regulation S-K.

RESPONSE: We have revised our disclosure accordingly. Please see page 12 of Amendment No. 1.

Production, Price and Cost Data, page 12

14.	We note that you refer the reader to information found elsewhere on page 50 under “Item 2. Financial Statements—Year Ended June 30, 2014 (Fiscal 2014) Compared to Year Ended June 30, 2013 (Fiscal 2013)—Results of Operations—P&NG Revenue” for disclosure related to your production, price and cost data. Please revise your disclosure pursuant to Item 1204 of Regulation S-K to provide the following:

•	The total annual net production volumes by final product sold, of oil, gas, and other products such as natural gas liquids (Item 1204(a)).

•	The annual net production volumes by final production sold, of oil, gas, and other products such as natural gas liquids for each field that contains 15% or more of your total proved reserves (Item 1204(a)).

•	The average sales price per unit of oil, gas and other products such as natural gas liquids produced (Item 1204(b)(1).

•	The average production cost, not including ad valorem and severance taxes, per unit of production (Item 1204(b)(2).

RESPONSE: We have revised our disclosure accordingly. Please see page 13 of Amendment No. 1.

Leasehold Acreage, page 13

15.	Please expand your disclosure to present the gross and net amounts of acreage that will expire for each year the expiring acreage represents a material amount of your total net undeveloped acreage. For additional guidance, please refer to the disclosure requirements under Item 1208(b) of Regulation S-K.

RESPONSE: We have revised our disclosure accordingly. Please see pages 14 and 15 of Amendment No. 1.

16.	We note that a significant amount of your total acreage and reserves are undeveloped as of June 30, 2014. Therefore, please tell us the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If a material amount of your proved undeveloped locations include such locations, please expand your disclosure to provide this information as part of the risk factor relating to your “PUDs” provided on page 32.

RESPONSE: The Company has not assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. Please see pages 11 and 14 of Amendment No. 1 for expanded disclosure.

Risk Factors, page 25

Federal, state and local legislative and regulatory initiatives..., page 37

Management’s Discussion and Analysis, page 47

17.	Please expand your disclosures to provide a discussion of management’s critical accounting estimates used in the preparation of your financial statements. These disclosures should address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

a.	An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

b.	An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

c.	An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.

RESPONSE: We have revised our disclosure accordingly. Please see pages 60 to 62 of Amendment No. 1.

18.	You state here that “[a]ccording to the latest information available from the Energy Information Administration of the U.S. Department of Energy, the Spraberry Trend area ranks as the second largest oilfield in the United States by proved reserves and the fourth for estimated oil production.” Please revise your statement to disclose the effective date of such information. For example, if this ranking is based on 2009 reserves, please provide such information in your filing.

RESPONSE: We have revised our disclosure accordingly. Please see page 50 of Amendment No. 1.

19.	We note your reference in the final paragraph of page 47 to continuous development provisions in your leases. Please expand your disclosure where appropriate to provide a description of these provisions.

RESPONSE: We have revised our disclosure accordingly. Please see page 14 of Amendment No. 1.

20.	Please describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. For example, please discuss the impact of the recent decrease in oil prices, or tell us why you do not believe that such information is material. Refer to Item 303(a)(3)(ii) of Regulation S-K.

RESPONSE: We have revised our disclosure accordingly. Please see pages 27 to 28 of Amendment No. 1 for an enhanced risk factor discussing the recent decrease in oil prices, and pages 51 to 52 of Amendment No. 1 for enhanced disclosure in “Item 2. Financial Statements—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Results of Operations, page 50

21.	Please expand this section to discuss the material factors underlying the year-to-year changes in each component of your operating results. Where there are multiple factors to which such fluctuations are attributable, please ensure you quantify the fluctuation caused by each factor.

RESPONSE: We have revised our disclosure accordingly. Please see pages 53 through 59 of Amendment No. 1 for expanded disclosure regarding the results of operations for both the fiscal year ended June 30, 2014 and the quarter ended September 30, 2014.

Directors and Executive Officers, page 54

22.	We note your disclosure on page 54 and elsewhere that Mr. Watt is the president of Squall Capital Corp. Please disclose the number of hours per week Mr. Watt devotes to your business.

RESPONSE: We have revised our disclosure accordingly. Please see page 17 of Amendment No. 1.

Executive Compensation, page 56

Summary Compensation Table, page 57

23.	Please revise your summary compensation table to present separately the components of total compensation paid to each named executive officer. In that regard, we note the description on page 57 of an annual bonus paid to Mr. Andrews.

RESPONSE: We have revised our disclosure accordingly. Please see page 66 of Amendment No. 1.

Financial Statements and Exhibits, page 76

24.	Your financial statements are more than 135 days old. Please update your filing to include financial statements and related disclosure that complies with Rule 8-08 of Regulation S-X.

RESPONSE: We have revised our disclosure accordingly. Please see pages 49 to 50 and 86 to 128 of Amendment No. 1.

Notes to the Financial Statements, page 83

25.	As you are a company engaged in petroleum and natural gas exploration and production activities, please revise to provide disclosure that meets the requirements of FASB ASC 932-235-50 and 932-235-55 or otherwise explain to us why you do not believe this disclosure is necessary.

RESPONSE: We have added disclosure entitled ‘Supplemental Information on Oil and Gas Exploration and Production Activities’ included in “Item 15. Financial Statements and Exhibits” on pages 126 to 128 of Amendment No. 1.

Note 7, Suspended Exploratory Well Costs, page 91

26.	The table on page 92 details certain amounts of suspended exploratory well costs related to your interests in the Paradox Basin. We note your statement on page 9 that: “As a result of the depressed price of natural gas, we have not undertaken any material development work on the Paradox Basin Project over the past several years and consequently Lynden’s lease holdings continue to expire. Lynden’s lease holdings not held by production will expire in the next three years.” This statement appears to contradict your ability to support the continued capitalization of exploratory costs related to these lease holdings. Please explain why you believe the capitalization these amounts is appropriate as of the end of each reporting period presented.

RESPONSE: The capitalized amounts for the Paradox Basin Project were exclusively for costs relating to a small number of wells described on page 9 that had not been abandoned. Further to the Staff’s comment, management revisited the criteria for the capitalization of the costs related to the suspended wells, and due to the lack of substantial activities to assess the reserves for more than one year following the drilling of the exploratory wells, and the lack of significant expenditures which are planned in the future, management has determined that the costs related to the Paradox Basin should no longer be capitalized and has expensed the remaining costs of $0.5 million for the Paradox Basin in the first quarter of the fiscal year ending June 30, 2015. Management considered whether the consolidated financial statements for the year ended June 30, 2014 should be restated for this change. Based on our assessment of the qualitative and quantitative factors, including consideration of the provisions of ASC 250, Accounting Changes and Error Corrections, SEC Staff Accounting Bulletin (SAB) No. 99, Materiality, the Company does not believe the amount of the adjustment is material because the amount of the adjustment is a non-cash charge that represents less than 1% of the Company’s total assets at June 30, 2014, is less than 2% of the Company’s net income before income taxes for the year ended June 30, 2014, and does not change the earnings per share of the year.

27.	Please expand your footnotes to provide the information required by FASB ASC 932-235-50-1A and -1B. Specifically, please ensure your disclosures provide the aging analysis described in ASC 932-235-50-1B, paragraph (b) and more detailed qualitative discussion of activities undertaken to date as described in paragraph (c).

RESPONSE: We have included in the disclosure ‘Supplemental Information on Oil and Gas Exploration and Production Activities’ referred to above in Comment #25, an aging analysis. Additionally, we advise that in future financial statements we will include this analysis in the notes to the financial statements.

Note 16, Income Taxes, page 101

28.	We note the reconciling item of a $2,244,580 for the change in valuation allowance included in the table reconciling income tax expense computed at the statutory tax rate and income tax expense. However, we also note the valuation allowance increased by approximately $215 thousand from $2,633,478 at June 30, 2013 to $2,847,991 at June 30, 2014. Please explain the difference between the reconciling item of $2,244,580 in the table on page 101 with the apparent increase of approximately $215 thousand, or otherwise, clarify our understanding of what these amounts represent.

RESPONSE: Upon further analysis of the change in the valuation allowance of $2,244,580, management identified an error overstating the deferred tax expense recognized in the year ended June 30, 2014 as a result of a correction of a prior period error relating to the tax bases used in the deferred tax calculation in the year ended June 30, 2013. The consolidated annual financial statements for the years ended June 30, 2014 and June 30, 2013 have been restated to correct the error. The deferred tax expense for the year ended June 30, 2014 has been decreased by $1,673,866 with a corresponding increase in the deferred tax expense and deferred tax liabilities for the year ended and as at June 30, 2013. The basic and diluted earnings per share for the year ended June 30, 2014 increased to $0.12 per share and the basic and diluted earnings per share for the year ended June 30, 2013 decreased to $0.11 per share and $0.10 per share, respectively. There was no impact on the cash flows for either 2014 or 2013.

In addition, the Company had previously grouped amounts relating to changes in estimates with the change in the valuation allowance. Management has inserted additional disclosure in the table reconciling the income tax expense in the annual financial statements to separate the change in valuation allowance and the change in estimates.

Exhibits, page 103

29.	Please file all agreements required to be filed by Regulation S-K Item 601(b)(10) and Item 601(b)(2). For example, please file your participation agreements with CrownRock, L.P. and your asset sale agreements with Breitburn Energy Partners, L.P., or provide your analysis as to why such agreements are not required to be filed.

RESPONSE: Please see the Purchase and Sale Agreement, dated December 12, 2013, by and between Lynden USA, Inc. and Breitburn Energy Partners, L.P., filed as Exhibit 2.1 to Amendment No. 1.

We believe that the participation agreements between the Company, CrownRock L.P. and CrownQuest Operating, LLC (the “Participation Agreements”) are entered into in the ordinary course of business of the Company, and therefore are not material to investors. The Participation Agreements, which aggregate and attach form joint operating agreements and other standard agreements, are of the kind that ordinarily accompanies the kind of business conducted by the Company and its subsidiaries. Therefore, we respectfully submit that the Participation Agreements are not required to be filed under Item 601(b)(10) of Regulation S-K.

Exhibit 99.1

30.	The section of reserves report entitled “Presentation” refers to additional supplemental information not included in Exhibit 99.1 such as:

•	a Table of Contents,

•	Table 1 which presents the composite reserve estimates and economic forecasts for the particular area and reserve category, and

•	the individual figures and tables that represent the detailed reserves and economics for each property listed in Table II.

Please obtain and file a revised report to include the referenced supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information in Exhibit 99.1. For additional information about the content of the third party report, please refer to paragraph 3(e) on page 72 of section IV.B in the Adopting Release contained in the Modernization of Oil and Gas Reporting, Final Rule. The Adopting Release may be found on our website at the following address:

http://www.sec.gov/rules/fina1/2008/33-8995.pdf.

RESPONSE: Please see the revised reserves report filed as Exhibit 99.1 to Amendment No. 1.

31.	The discussion of methods employed in the estimation of reserves provided in the Appendix to the reserves report lists four methods customarily employed in the estimation of reserves. While this appears to be a comprehensive list of the methods available to the evaluator, Item 1202(a)(8)(iv) of Regulation S-K requires that the disclosure should address the methods and procedures used in connection with the preparation of the estimates specific to the report. Please obtain and file an amended report to revise the discussion, if necessary, to list only those methods and/or combinations of methods actually used to estimate the reserves contained in the report.

RESPONSE: Please see the revised reserves report filed as Exhibit 99.1 to Amendment No. 1.

32.	The reserves report does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserves report to include the following information in order to satisfy your filing obligations.

•	The purpose for which the report was prepared (e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC) (Item 1202(a)(8)(i)).

•	The date on which the report was completed (in addition to the effective date) (Item 1202(a)(8)(ii)).

•	The proportion of the Company’s total proved reserves covered by the report (1202(a)(8)(iii)).

•	A statement that the assumptions, data, methods and procedures used in the preparation of the report are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

•	The realized prices by product type for the reserves included in the report as part of the primary economic assumptions (Item 1202(a)(8)(v)).

•	A discussion of the inherent uncertainties of reserves estimates including the uncertainty related to the probable reserves disclosed in the report. (Item 1202(a)(8)(vii) and Item 1202(a)(5)).

RESPONSE: Please see the revised reserves report filed as Exhibit 99.1 to Amendment No. 1.

*     *     *     *     *

If you have any questions with respect to the foregoing or, please contact Robert L. Kimball of Vinson & Elkins L.L.P. at (214) 220-7860.

Very truly yours,
Lynden Energy Corp.

By:	/s/ Colin Watt
Name:	Colin Watt
Title:	President and Chief Executive Officer

Enclosures

cc:	Robert L. Kimball, Vinson & Elkins L.L.P.